UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of February, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

On February 24, 2012, CEMEX, S.A.B. de C.V. ("CEMEX") informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the CEMEX 2011 annual shareholder’s meeting that was held on February 23, 2012.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

 Summary of the resolutions adopted in the Ordinary General Shareholders Meeting held pursuant to article 181 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles)

FIRST:
The Chief Executive Officer Report on the Company’s operation during the 2011 fiscal, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2011 fiscal year, with the corresponding footnotes; the Board of Directors Report on operations and activities in which it was involved during the 2011 fiscal year; the Annual Report on the Audit and Corporate Practices Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on Allocation of Results was approved in the following terms.

(amounts in millions of constant Mexican pesos as of December 31, 2011)

Profit for the period January 1st to December 31, 2010	(19,127)
Participation in subsidiary and associate companies	6,689
Net	(12,438)
Retained earnings	57,254
Unappropriated earnings	44,816

Reminder of retained earnings:	44,816

THIRD:
An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps3’488,487.41 through the issuance of up to 1,256’383,653 ordinary common registered shares without nominal value, of which up to 837’589,102 will be Series A , sub-series A10 and up to 418’794,551 will be Series B, sub-series B10, was approved.

The increase in capital stock will be paid with charge to Retained Earnings, effected at a theoretical value of Ps0.00277661 per share, plus a premium which will be determined by the Board of Directors so that the resulting value for each Cemex.CPO equals the weighted average of all Cemex.CPO transactions at the closing of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores) on March 28, 2012.

Current shareholders of the company will be awarded 1 new Cemex.CPO for each 25 Cemex.CPO that they hold; in case their holding is not represented in Cemex.CPO, they will be awarded 3 new shares, 2 Series A and 1 Series B, for each 75 shares currently outstanding. There will be no cash awarded in any case. Shareholders will exercise their right against coupon number 143 of the current outstanding shares.

FOURTH:
An increase of CEMEX, S.A.B. de C.V’s capital stock in its variable part by the amount of Ps975’930.45 through the issuance of up to 345’000,000 ordinary common registered shares without nominal value, of which up to 230’000,000 will be Series A, sub-series A11 and up to 115’000,000 will be Series B, sub-series B11, with the same characteristics and the same rights of the currently outstanding shares, was approved. Subscription of the shares that represent the increase in capital stock will be effected at a theoretical value of Ps0.00277661 per share, plus a premium, was approved.

These shares will be kept in treasury and will be destined to preserve the right of conversion of the holders of convertible notes already issued by the Company, pursuant to article 210 bis, fractions I and VI, of the Mexican Securities Law (Ley General de Títulos y Operaciones de Crédito). Of the shares that will be issued, up to 21’000,000 shares would back the conversion of Notes issued in Mexico in 2009 and up to 324’000,000 shares the conversion of Notes offered on foreign markets in 2010 and 2011.

The exercise of the preemptive right to which article 132 of the Mexican Corporate Law refers will not be applicable as the shares will be subscribed and paid through conversion of the Notes, pursuant to article 210 Bis of the Mexican Securities Law.

FIFTH:
It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, issuing up to 533’794,551 Cemex.CPO which will refer to 2 Series A ordinary shares and 1 Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

SIXTH:
It was approved that the certificates representing the shares to be issued, whether temporary or permanent certificates, will have 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s By-laws.

SEVENTH:
It was approved that the Board of Directors is authorized to determine the amount of the increase in capital stock through earnings capitalization; to formalize the increase in capital stock as the value of subscription is determined and the Notes are converted, and to agree on the terms and conditions that have not been agreed upon by the Meeting.

EIGHT:
It was approved that the President and Secretary of the Board of Directors, as well as Fernando González Olivieri, José Antonio González Flores and René Delgadillo Galván, are authorized so that anyone of them furnishes the notices and publications that are required to the effect by reason of the resolutions adopted by the Meeting; furthermore, they will be authorized to determine, update and formalize the conversion factor of the Notes pursuant to the corresponding Indenture and Mexican Securities Law; and they will be authorized to formalize in behalf of the Company the acts, agreements, contracts, declarations of intent and any legal act which is required in relation to the modification of the issuing trust of Cemex.CPO, with the issuance of the required Cemex.CPO and with the modification of the conversion factors of the Notes.

NINTH:
The cancelation of 5’122,614 treasury shares is approved, of which 3’415,076 are Series A and 1’707,538 Series B, which were not subject to public offer or convertible notes issuance in the 24 months period authorized by the extraordinary shareholders meeting dated September 4, 2009, through which the variable stock account will decrease by Ps14,233.50, was approved.

TENTH:	The extension of up to December 31, 2018 of the current Stock Program for the Employees, Officers and Administrators of CEMEX, S.A.B. de C.V. and its subsidiaries, was approved.

ELEVENTH:
An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps4’164,915.00, through the issuance of up to 1,500’000,000 ordinary common registered shares without nominal value, of which up to 1,000’000,000 will be Series A, sub-series A12, and up to 500’000,000 will be Series B, sub-series B12, of the same characteristics and with the same rights of the currently outstanding shares, which will be kept in treasury to be subscribed and paid pursuant to the terms and conditions of the stock program described above, without entailing the preemptive right for shareholders, was approved.

TWELFTH:
It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, issuing up to 500’000,000 Cemex.CPO which will refer to 2 Series A ordinary shares and 1 Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

THIRTEENTH:
The certificates representing the shares to be issued, whether temporary or permanent certificates, will have 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s By-laws.

FOURTEENTH:
It was approved that the Board of Directors is authorized to determine the terms and conditions that have not been agreed upon by the Meeting, as well as the terms and conditions that will need to be complied in order to have the right to acquire the shares and who will participate in the Program.

FIFTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

LORENZO H. ZAMBRANO TREVIÑO	Non-Independent Director (Criteria: Relevant Corporate Officer)
ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Third degree blood relative of the CEO)
TOMAS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the CEO)
ARMANDO J. GARCIA SEGOVIA	Independent Director
RODOLFO GARCIA MURIEL	Independent Director
ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director
BERNARDO QUINTANA ISAAC	Independent Director
DIONISIO GARZA MEDINA	Independent Director
JOSE MANUEL RINCON GALLARDO PURON	Independent Director
RAFAEL RANGEL SOSTMANN	Independent Director
FRANCISCO JAVIER FERNANDEZ CARBAJAL	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Stock Exchange Law (Ley del Mercado de Valores).

SIXTEENTH:	LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were elected President and Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter not being a Director.

SEVENTEENTH:	It was approved that the Directors be exempted from posting bond.

EIGHTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

ROBERTO LUIS ZAMBRANO VILLARREAL
JOSÉ MANUEL RINCÓN GALLARDO PURON
RAFAEL RANGEL SOSTMANN

NINETEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices Committee:

DIONISIO GARZA MEDINA
BERNARDO QUINTANA ISAAC
RAFAEL RANGEL SOSTMANN

TWENTIETH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Finance Committee:

ROGELIO ZAMBRANO LOZANO
TOMAS MILMO SANTOS
RODOLFO GARCÍA MURIEL
FRANCISCO JAVIER FERNANDEZ CARBAJAL

TWENTY-
FIRST:
ROBERTO LUIS ZAMBRANO VILLARREAL, DIONISIO GARZA MEDINA and ROGELIO ZAMBRANO LOZANO were appointed Presidents of the Audit, Corporate Practices and Finance Committees respectively. The Secretary of the Board of Directors will act as Secretary of each of the Audit, Corporate Practices and Finance Committee without forming part of the aforementioned committees.

TWENTY-
SECOND:
It was approved that, as honoraria, for the following twelve month period each of the Directors will be awarded Ps120,000.00 for each meeting they attend, with charge to statements of operations, plus the equivalent of a Ps50.00 gold coin for each Meeting they attend, as well as awarding each of the members of the Audit, Corporate Practices and Finance Committees Ps45,000.00 for each committee meeting they attend.

TWENTY-
THIRD:
LORENZO H. ZAMBRANO TREVIÑO and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Commerce Public Registry should it be necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 24, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title:Chief Comptroller